UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Fourth Quarter and Full year 2022 Results

Lima, Peru, February 28, 2023 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q22) and full year (FY22) ended December 31, 2022.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter and Full year 2022 Highlights:

•
4Q22 EBITDA from direct operations was US$ 76.9 million, compared to US$ 59.7 million reported in 4Q21. FY22 EBITDA from direct operations reached US$ 473.1 million; a significant increase as compared to US$ 204.4 million for the FY21, and includes US$ 300 million resulting from the sale of Buenaventura’s stake in Yanacocha.

•
4Q22 net income reached US$ 68.7 million, compared to a US$ 222.3 million net loss for the same period in 2021. The 4Q21 result includes a net loss of US$ 301 million from discontinued operations, mainly due to the reclassification of Buenaventura's interest in Yanacocha. FY22 net income was US$ 602.9 million, compared to a US$ 262.8 million net loss for the FY21.

•
4Q22 exploration at operating units increased to US$ 27.2 million, compared to US$ 15.5 million in 4Q21. This increase was aligned with the Company’s revised strategy to increase its focus on exploration in order to extend LOM. FY22 exploration at operating units increased to US$ 80.8 million, from US$ 56.4 million in FY21.

•	Buenaventura’s cash position reached US$ 253.9 million as of December 31, 2022. Net Debt decreased to US$ 484.6 million with an average maturity of 3.4 years.
•
4Q22 capital expenditures were US$ 58.8 million, compared to US$ 32.1 million for the same period in 2021. FY22 capital expenditures reached US$ 152.0 million, compared to US$ 90.3 million in FY21. FY22 CAPEX includes US$ 34.7 million related to the San Gabriel Project and US$ 30.4 million related to the Yumpag Project.

•
On December 20, 2022, Cerro Verde paid a total dividend of US$ 250 million. Buenaventura received US$ 49.8 million relative to its stake in Cerro Verde. The total dividend received by Buenaventura in FY22 was US$ 79.1 million.

•
Mining operations at La Zanja were halted in October 2022 when Phase 4 mining was completed. However, leaching will continue to the extent that this remains profitable while Buenaventura continues exploration related to the underground Cu/Au sulfide project.

•	Buenaventura’s Board of Directors has proposed a dividend payment in the amount of US$ 0.073 per share/ADS, aligned with the Company’s commitment to shareholder value.

Financial Highlights (in millions of US$, except EPS figures):

	4Q22	4Q21	Var	FY22	FY21	Var
Total Revenues	246.4	253.3	-3%	824.8	900.5	-8%
Operating Income	13.0	-49.3	N.A.	-39.0	-66.0	-41%
EBITDA Direct Operations	76.9	59.7	29%	473.1	204.4	132%
EBITDA Including Affiliates	196.2	207.2	-5%	866.0	719.0	20%
Net Income	68.7	-222.3	N.A.	602.9	-262.8	N.A.
EPS	0.27	-0.88	N.A.	2.37	-1.04	N.A.

(*) As of December 31, 2022, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

2023 CAPEX Guidance

The company expects total CAPEX to reach between US$ 350 - 370 million during 2023. Sustaining CAPEX is estimated to be between US$ 130 - 140 million, also considering tailings management at El Brocal and a ~US$ 50 million investment in Yumpag. Growth CAPEX is estimated to reach between US$ 220 - 230 million, related to San Gabriel (~US$ 190 million) and Trapiche (~US$ 30 million).

Operating Revenues

4Q22 net sales were US$ 246.4 million, compared to US$ 249.7 million reported in 4Q21; a slight year-on-year decrease resulting from decreased commodity prices and reduced volume sold of lead, zinc, and silver, which was partially offset by increased volume sold of copper.

Operating Highlights	4Q22	4Q21%		FY22	FY21%
Net Sales (millions of US$)	246.4	249.7	-1%	823.4	884.5	-7%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,747	1,784	-2%	1,781	1,775	0%
Average Gold Price (US$/oz.) incl. Associated (2) (3)	1,745	1,784	-2%	1,781	1,776	0%
Average Silver Price (US$/oz.) (2)	19.62	21.54	-9%	20.89	25.09	-17%
Average Lead Price (US$/MT) (2)	2,037	2,429	-16%	2,082	2,291	-9%
Average Zinc Price (US$/MT) (2)	1,575	3,482	-55%	3,557	3,182	12%
Average Copper Price (US$/MT) (2)	6,804	9,193	-26%	8,113	9,455	-14%

Volume Sold	4Q22	4Q21%		FY22	FY21%
Gold Oz Direct Operations (1)	44,584	47,560	-6%	168,276	147,956	14%
Gold Oz incl. Associated (3)	53,983	56,988	-5%	202,762	192,989	5%
Silver Oz	1,904,345	2,524,061	-25%	7,559,712	12,631,890	-40%
Lead MT	3,299	5,224	-37%	15,829	22,659	-30%
Zinc MT	5,349	10,726	-50%	30,220	45,122	-33%
Copper MT	13,789	9,807	41%	45,301	36,015	26%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 4Q22 equity gold production was 53,079 ounces, compared to 59,033 ounces produced in 4Q21. Silver, lead, and zinc production decreased by 25%, 30%, and 45% year on year, respectively, due to the altered mine plan sequence at El Brocal in order to prioritize higher-margin copper production. The Company’s 4Q22 equity copper production was 31,479 MT, compared to 27,493 MT produced in 4Q21.

Equity Production	4Q22	4Q21%		FY22	FY21%
Gold Oz Direct Operations(1)	44,632	49,223	-9%	172,764	153,330	13%
Gold Oz including Associated(2) Companies	53,079	59,033	-10%	205,805	197,665	4%
Silver Oz Direct Operations(1)	1,678,051	2,244,836	-25%	6,826,619	12,022,524	-43%
Lead MT	3,228	4,621	-30%	14,991	20,823	-28%
Zinc MT	5,081	9,301	-45%	27,860	41,437	-33%
Copper MT Direct Operations(1)	8,937	6,332	41%	29,088	23,291	25%
Copper MT including Associated Companies(3)	31,479	27,493	14%	115,545	102,075	13%

Consolidated Production	4Q22	4Q21%		FY22	FY21%
Gold Oz(4)	47,513	51,199	-7%	181,773	160,222	13%
Silver Oz(4)	2,016,607	2,823,117	-29%	8,198,488	14,398,043	-43%
Lead MT(4)	3,694	5,542	-33%	17,610	24,717	-29%
Zinc MT(4)	6,638	12,474	-47%	36,869	55,312	-33%
Copper MT(4)	14,548	10,308	41%	47,352	37,914	25%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	Oz	12,348	18,406	-33%	54,320	69,554	-22%
Silver	Oz	463,938	588,138	-21%	1,863,411	1,815,288	3%
Zinc	MT	2,601	4,247	-39%	13,511	13,135	3%
Lead	MT	2,320	3,058	-24%	10,290	9,307	11%

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	US$/Oz	1,129	1,023	10%	1,008	950	6%

4Q22 gold production at Tambomayo decreased 33% year on year, in line with the planned mining sequence. Workings were rescheduled, and mining method adjustments were made to maintain silver, lead, and zinc production during the quarter. Cost Applicable to Sales (CAS) increased to 1,129 US$/Oz in 4Q22 from 1,023 US$/Oz in 4Q21. This increase was primarily due to the lower gold grade of ore treated in 4Q22.

2023 gold production guidance is 35k – 40k ounces and silver production guidance is 1.9M – 2.2M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	Oz	17,535	19,358	-9%	74,478	50,020	49%
Silver	Oz	8,687	7,274	19%	32,124	14,814	117%

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	US$/Oz	919	1,023	-10%	913	1,303	-30%

4Q22 results reflect decreased gold production at Orcopampa, which was in line with the planned mining sequence. Cost Applicable to Sales (CAS) decreased to 919 US$/Oz in 4Q22, compared to 1,023 US$/Oz in 4Q21, primarily due to decreased costs of sales and exploration expenses.

2023 gold production guidance is 72k – 80k ounces.

La Zanja (100.00% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	Oz	10,163	8,289	23%	29,616	22,611	31%
Silver	Oz	20,088	32,961	-39%	105,435	104,534	1%

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	US$/Oz	1,649	1,665	-1%	1,820	1,697	7%

4Q22 gold production increased by 23% year on year due to the conclusion of Pampa Verde pit (Phase 4) pre-stripping which enables full access to the ore body. 4Q22 Cost Applicable to Sales (CAS) was 1,649 US$/Oz, in line to the 4Q21 1,665 US$/Oz gold production. CAS has remained consistent due to the fact that Buenaventura has opted not to continue with Phase 5 exploitation for the time being despite Pampa Verde pit Phase 4 stripping completion. Phase 5 mining has been postponed due to OpEx inflationary pressure. Mining activities at the Pampa Verde pit will be paused during 2023 to focus on sulfide deposit exploration beneath the pit. However, leaching will continue at La Zanja’s San Pedro pad to the extent that this remains profitable.

Coimolache (40.10% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	Oz	21,067	24,468	-14%	82,408	110,575	-25%
Silver	Oz	68,135	121,076	-44%	296,968	647,468	-54%

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Gold	US$/Oz	1,676	1,147	46%	1,396	936	49%

4Q22 gold production at Coimolache decreased by 14% year on year, primarily due to permit-related leach pad constraints which resulted in decreased ore placement. Cost Applicable to Sales (CAS) increased to 1,676 US$/Oz in 4Q22, from 1,147 US$/Oz in 4Q21. This was due to increased costs of sales and exploration expenses.

2023 gold production guidance is 60k – 65k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Silver	Oz	N.A.	N.A.	N.A.	N.A.	3,732,391	N.A.
Zinc	MT	N.A.	N.A.	N.A.	N.A.	6,203	N.A.
Lead	MT	N.A.	N.A.	N.A.	N.A.	4,836	N.A.

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Silver	US$/Oz	N.A.	N.A.	N.A.	N.A.	27.45	N.A.

Exploration and mine development continues as planned at the Uchucchacua mine. The 2H23 target to resume ore beneficiation at Uchucchacua´s processing plant remains unchanged.

Yumpag project construction and permitting continue according to schedule. Production is subject to permit approval, which is expected to be granted during 2H23 to then begin ore production and haulage to Uchucchacua´s processing plant. Once adequate ore stockpiles have been reached, processing is expected to begin between 4Q23 and 1Q24.

2023 silver production guidance is 0.7M – 1.0M ounces for Uchucchacua and 1.6M – 1.8M ounces for Yumpag.

Julcani (100% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Silver	Oz	646,125	695,439	-7%	2,640,689	2,572,036	3%

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Silver	US$/Oz	16.05	16.52	-3%	14.88	16.79	-11%

4Q22 silver production decreased 7% year on year primarily due to lower silver grades. 4Q22 Cost Applicable to Sales (CAS) was 16.05 US$/Oz, compared to 16.52 US$/Oz in 4Q21; a 3% year on year decrease due to a decreased costs of sales and commercial deductions.

2023 silver production guidance is 2.6M – 2.8M ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		4Q22	4Q21	Var %	FY22	FY21	Var %
Copper	MT	14,548	10,308	41%	47,352	37,914	25%
Zinc	MT	4,037	8,227	-51%	23,359	35,975	-35%
Silver	Oz	877,768	1,499,305	-41%	3,556,829	6,158,981	-42%

Cost Applicable to Sales
		4Q22	4Q21	Var %	FY22	FY21	Var %
Copper	US$/MT	6,572	7,426	-12%	6,614	6,593	0%
Zinc	US$/MT	1,292	2,524	-49%	2,734	1,937	41%

El Brocal 4Q22 copper production increased by 41% year on year due to increased ore treated and higher copper grades from both the Marcapunta underground mine and the Tajo Norte open pit mine. Zinc and silver production decreased by 51% and 41% year on year, respectively, as part as the planned transition from polymetallic to copper ore.

4Q22 Copper Cost Applicable to Sales (CAS) decreased by 12% year on year and 4Q22 zinc CAS decreased by 49% year on year due to increased head grade and improved metallurgical performance.

Buenaventura has recorded a US$ 16.4M write-off within its 4Q 2022 results related to inventories associated with low-grade polymetallic sulfide ore at El Brocal that has oxidized. This represents a one-time accounting effect and does not represent a cash outflow. This has been recorded within the Company’s 4Q 2022 results as related metallurgical tests were completed from June to November 2022 which concluded that the inventory’s sulfides ore has oxidized, adversely affecting its metallurgical performance and, therefore, its value.

General and Administrative Expenses

4Q22 General and Administrative expenses were US$ 17.3 million; an 8% decrease as compared to US$ 18.9 million in 4Q21.

Exploration in Non-Operating Areas

4Q22 exploration costs in Non-Operating Areas were US$ 3.2 million, compared with US$ 4.0 million in 4Q21.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 58.1 million in 4Q22, compared with US$ 74.0 million in 4Q21, comprised of:

Share in the Result of Associates (in millions of US$)	4Q22	4Q21	Var	FY22	FY21	Var
Cerro Verde	61.1	74.8	-18%	181.2	233.3	-22%
Coimolache	-2.7	-0.5	N.A.	-2.5	8.2	N.A.
Other minor	-0.3	-0.3	-2%	-2.4	-1.1	123%
Total	58.1	74.0	-21%	176.3	240.5	-27%

SAN GABRIEL Project

CAPEX guidance for San Gabriel has been updated and is now expected to reach ~US$ 190.0 million by year end 2023. Investments are expected to primarily be related to underground mine development and the construction of the definitive campsite.

Engineering and procurement work for offsite activities progressed as planned by a significant 64% and 83%, respectively, relative to the total targeted for project completion. This thereby reduces overall project uncertainty and potentially enables the recovery of some lost time related to this project relative to its targeted completion.

CERRO VERDE (19.58% owned by Buenaventura)

4Q22 copper production was 115,131 MT, 22,543 MT of which is attributable to Buenaventura; a 7% increase as compared to 108,074 MT produced in 4Q21, 21,161 MT of which was attributable to Buenaventura. This is primarily due to a 9% increase in volumes of ore treated and a 3% increase in copper grade.

Cerro Verde reported 4Q22 net income of US$ 312.2 million, compared to net income of US$ 381.7 million in 4Q21. This is primarily due to:

i.	An increase in cost due to an materials and supplies inflation
ii.	A decrease in sales due to lower average realized copper prices.

4Q22 Cerro Verde capital expenditures were US$ 69.0 million.

COIMOLACHE (40.10% owned by Buenaventura)

Coimolache reported a 4Q22 US$ 7.4 million net loss, compared to US$ 0.0 million in 4Q21.

Annual Shareholders Meeting

The following resolution was passed at the Company’s February 28, 2023 Board of Directors Meeting:

•	Call for the Annual Shareholders Meeting to be held on March 31, 2023 with the following items proposed for approval:

1.	Approval of the 2022 Annual Report
2.	Approval of the Financial Statements for the year ended on December 31, 2022.
3.	Compensation for the Board of Directors - 2022.
4.	Appointment of Independent Auditors for Year 2023.
5.	Distribution of dividends.
6.	Appointment of the members of the Board of Directors for the March 2023 – March 2026 term.
7.	ESG Report.

Others

Compañia de Minas Buenaventura S.A.A. is pleased to announce the promotion of Mr. Renzo Macher to Projects Vice President, effective immediately. In his previous role within the Company, Mr. Macher served as Buenaventura's Projects Manager.
Mr. Macher's career at Buenaventura began in 2013 as Manager of the Tambomayo Project, which started operations in 2016. Since then, he has been in charge of Buenaventura's Innovation and Project Development departments.

Mr. Macher received a bachelor's Degree in Civil Engineering from the Pontificia Universidad Católica del Perú, Lima. Also, he received a Master's in Construction Engineering and Project Management from the University of Berkeley, California. In addition, he completed the Management Development Program at the University of Piura, also in Lima.

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2021 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2022)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

APPENDIX 2

Gold Production
Mining Unit	Operating Results	Unit	4Q22	4Q21	△%	FY22	FY21	△ %
Underground
Tambomayo	Ore Milled	DMT	166,045	150,884	10%	634,368	566,881	12%
	Ore Grade	Gr/MT	2.75	4.14	-34%	3.06	4.35	-30%
	Recovery Rate	%	84.01	91.51	-8%	86.94	89.16	-2%
	Ounces Produced	Oz	12,348	18,406	-33%	54,320	69,554	-22%
Orcopampa	Ore Milled	DMT	56,163	62,132	-10%	236,505	189,265	25%
	Ore Grade	Gr/MT	10.04	9.43	6%	10.01	8.20	22%
	Recovery Rate	%	96.72	103.00	-6%	97.83	102.13	-4%
	Ounces Produced*	Oz	17,535	19,358	-9%	74,478	50,020	49%
Open Pit
La Zanja	Ounces Produced	Oz	10,163	8,289	23%	29,616	22,611	31%
Coimolache	Ounces Produced	Oz	21,067	24,468	-14%	82,408	110,575	-25%

Silver Production
Mining Unit	Operating Results	Unit	4Q22	4Q21	△%	FY22	FY21	△ %
Underground
Tambomayo	Ore Milled	DMT	166,045	150,884	10%	634,368	566,881	12%
	Ore Grade	Oz/MT	3.10	4.29	-28%	3.12	3.63	-14%
	Recovery Rate	%	89.98	90.54	-1%	94.08	87.99	7%
	Ounces Produced	Oz	463,938	588,138	-21%	1,863,411	1,815,288	3%
	Ore Milled	DMT	0	0	N.A.	0	757,945	N.A.
Uchucchacua	Ore Grade	Oz/MT	0.00	0.00	N.A.	0.00	6.45	N.A.
	Recovery Rate	%	0.00	0.00	N.A.	0.00	75.69	N.A.
	Ounces Produced	Oz	0	0	N.A.	0	3,732,391	N.A.
	Ore Milled	DMT	34,004	33,681	1%	132,298	127,925	3%
Julcani	Ore Grade	Oz/MT	19.43	20.82	-7%	20.34	20.12	1%
	Recovery Rate	%	97.78	98.07	0%	98.11	97.36	1%
	Ounces Produced	Oz	646,125	695,439	-7%	2,640,689	2,572,036	3%
Marcapunta	Ore Milled	DMT	856,240	744,345	15%	3,030,696	2,517,474	20%
	Ore Grade	Oz/MT	0.91	0.93	-2%	0.89	0.96	-7%
	Recovery Rate	%	61.02	56.55	8%	55.46	53.37	4%
	Ounces Produced	Oz	477,385	370,931	29%	1,513,932	1,291,226	17%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	15,663	5,515	184%	172,005	313,515	-45%
	Ore Grade	Oz/MT	2.03	2.72	-25%	2.14	4.47	-52%
	Recovery Rate	%	65.76	76.64	-14%	54.57	57.69	-5%
	Ounces Produced	Oz	20,863	11,496	81%	199,632	797,884	-75%
Tajo Norte Pb - Zn	Ore Milled	DMT	167,171	667,383	-75%	1,653,457	2,450,214	-33%
	Ore Grade	Oz/MT	2.36	2.33	1%	1.69	2.38	-29%
	Recovery Rate	%	84.83	72.19	18%	60.97	70.50	-14%
	Ounces Produced	Oz	379,520	1,116,878	-66%	1,843,264	4,069,870	-55%

Zinc Production
Mining Unit	Operating Results	Unit	4Q22	4Q21	△%	FY22	FY21	△ %
Underground
	Ore Milled	DMT	166,045	150,884	10%	634,368	566,881	12%
Tambomayo	Ore Grade	%	1.82	3.61	-50%	2.40	2.85	-16%
	Recovery Rate	%	86.40	78.17	11%	88.62	81.19	9%
	MT Produced	MT	2,601	4,247	-39%	13,511	13,135	3%
	Ore Milled	DMT	0	0	N.A.	0	757,945	N.A.
Uchucchacua	Ore Grade	%	0.00	0.00	N.A.	0.00	1.61	N.A.
	Recovery Rate	%	0.00	0.00	N.A.	0.00	50.39	N.A.
	MT Produced	MT	0	0	N.A.	0	6,203	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	167,171	667,383	-75%	1,653,457	2,450,214	-33%
	Ore Grade	%	3.45	2.27	52%	2.54	2.51	1%
	Recovery Rate	%	69.33	54.08	28%	54.83	58.13	-6%
	MT Produced	MT	4,037	8,227	-51%	23,359	35,975	-35%

Copper Production
Mining Unit	Operating Results	Unit	4Q22	4Q21	△%	FY22	FY21	△ %
Underground
Marcapunta	Ore Milled	DMT	856,240	744,345	15%	3,030,696	2,517,474	20%
	Ore Grade	%	1.93	1.69	14%	1.78	1.70	5%
	Recovery Rate	%	87.35	82.53	6%	85.66	83.61	2%
	MT Produced	MT	14,456	10,268	41%	46,165	35,679	29%
Tajo Norte Cu - Ag	Ore Milled	DMT	15,663	5,515	184%	172,005	313,515	-45%
	Ore Grade	%	0.80	1.01	-20%	1.10	0.98	12%
	Recovery Rate	%	73.09	72.26	1%	62.98	63.53	-1%
	MT Produced	MT	92	40	128%	1,187	1,957	-39%

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	4Q22	4Q21	FY22	FY21
Net Income	55,342	-222,260	589,563	-262,804
Add / Substract:	21,515	281,987	-116,435	467,170
Income from sale of investment in Yanacocha	0	0	300,000	-
Depreciation and amortization in costs of sales	45,250	47,101	176,781	187,211
Interest expense	12,044	12,069	54,136	60,629
Provision of bonuses and compensations	3,856	6,763	15,820	15,519
Changes in provision of exploration activities	13,631	2,030	13,631	2,030
Provision (credit) for income tax, net	35,239	-39,415	13,413	-23,671
Write-off of inventories	11,377	0	11,377	-
Write-off of fixed assets	3,602	2,415	3,924	9,178
Provision (reversal) for contingencies	-870	2,971	2,935	2,687
Contractor claims provisions	2,839	17,750	2,839	17,750
Depreciation and amortization in administration expenses	644	965	2,460	3,680
Write-off of accounts receivable	2,322	0	2,322	-
Workers´ participation provision	762	-382	1,033	1,653
Provision for accounts receivables	253	409	253	409
Depreciation and amortization in other, net	32	27	108	107
Loss (gain) from discontinued operations	1,322	385,220	-478,547	387,604
Share in associated companies by the equity method, net	-58,121	-158,009	-176,270	-240,450
Loss (gain) on currency exchange difference	-29,957	-22,175	-26,871	18,686
Impairment of long-term lived assets	-19,874	14,910	-19,874	14,910
Interest income	-2,882	-4,759	-14,443	-5,952
Impairment (reversal) of inventories	576	-1,436	-932	-343
Changes in closure of mining units	-302	0	-302	-
Changes in environmental liabilities provisions	-228	15,533	-228	15,533
EBITDA Buenaventura Direct Operations	76,857	59,727	473,128	204,366
EBITDA Cerro Verde (19.58%)	116,984	140,491	378,084	471,992
EBITDA Coimolache (40.095%)	2,393	6,956	14,790	42,689
EBITDA Buenaventura + All Associates	196,234	207,174	866,002	719,047

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: 2022 RESERVES

RESERVES AS OF DECEMBER 31st 2022

PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Orcopampa	100.00	255	0.305	78	78
Julcani	100.00	303	0.008	2	2
Tambomayo	100.00	912	0.087	79	79
La Zanja	100.00	-	-	-	-
Coimolache	40.10	48,536	0.010	492	197
El Brocal Marcapunta	61.43	29,574	0.025	737	453
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	25,522	0.007	183	112
San Gabriel	100.00	14,934	0.130	1,940	1,940
Total				3,511	2,862

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Uchucchacua/Yumpag (Ag - Zn - Pb)	100.00	5,716	10.42	59,565	59,565
Julcani	100.00	303	19.97	6,047	6,047
Orcopampa	100.00	255	0.14	36	36
Tambomayo	100.00	912	6.33	5,773	5,773
La Zanja	100.00	-	-	-	-
Coimolache	40.10	48,536	0.31	14,918	5,981
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	25,522	0.73	18,631	11,445
El Brocal (Tajo Norte Smelter - Zn-Pb-Ag)	61.43	6,119	2.81	17,194	10,562
El Brocal Marcapunta	61.43	29,574	0.71	20,997	12,899
San Gabriel	100.00	14,934	0.21	3,087	3,087
Total				146,249	115,395

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua/Yumpag (Ag - Zn - Pb)	100.00	5,716	1.97	113	113
Tambomayo	100.00	912	1.12	10	10
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	6,119	2.51	154	94
Total				276	217

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua/Yumpag (Ag - Zn - Pb)	100.00	5,716	1.16	66	66
Julcani	100.00	303	1.66	5	5
Tambomayo	100.00	912	0.72	7	7
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	6,119	1.17	71	44
Total				149	122

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	303	0.52	2	2
El Brocal Marcapunta Norte	61.43	29,574	1.28	379	233
El Brocal (Tajo Norte - Smelter Cu - Ag)	61.43	25,522	1.74	444	273
Trapiche	100.00	283,200	0.51	1,444	1,444
Total				2,268	1,951

Prices used for Buenaventura´s Reserves calculation:
Gold 1,800 US$/Oz - Silver 22.00 US$/Oz - Zinc 3,000 US$/MT - Lead 2,100 US$/MT - Copper 8,000 US$/MT

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2022	2021	2022	2021
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	127,602	138,010	465,105	531,000
Add:
Consolidated Exploration in units in operation	27,167	15,511	80,796	56,412
Consolidated Commercial deductions	45,190	49,575	183,077	196,202
Consolidated Selling expenses	4,732	6,137	20,222	20,827
Consolidated Cost applicable to sales	204,691	209,233	749,200	804,441

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2022	2021	2022	2021
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	4	79	82	182
Julcani, Silver	7,391	7,878	28,287	29,726
Julcani, Lead	182	83	488	406
Julcani, Copper	75	18	285	69
Orcopampa, Gold	13,777	15,680	55,004	53,130
Orcopampa, Silver	76	67	309	213
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	14
Uchucchacua, Silver	0	-21	0	63,326
Uchucchacua, Lead	0	-8	0	6,771
Uchucchacua, Zinc	0	-34	0	11,076
Tambomayo, Gold	9,313	11,676	34,865	43,944
Tambomayo, Silver	3,984	4,512	13,391	15,270
Tambomayo, Lead	2,157	2,807	8,141	7,632
Tambomayo, Zinc	1,828	4,756	16,638	12,536
La Zanja, Gold	16,695	13,756	49,923	36,552
La Zanja, Silver	506	855	2,251	2,833
El Brocal, Gold	5,815	2,937	13,874	8,289
El Brocal, Silver	8,364	12,816	29,785	48,801
El Brocal, Lead	1,270	2,511	5,930	8,568
El Brocal, Zinc	2,841	11,492	31,697	37,032
El Brocal, Copper	55,622	42,658	173,513	130,804
Non Mining Units	-2,300	3,490	642	13,827
Consolidated Cost of sales, excluding depreciation and amortization	127,602	138,010	465,105	531,000

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 31
	2022	2021	2022	2021
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	17	19	37
Julcani, Silver	1,783	1,650	6,549	5,975
Julcani, Lead	44	17	113	82
Julcani, Copper	18	4	66	14
Orcopampa, Gold	2,030	3,604	11,529	11,420
Orcopampa, Silver	11	15	65	46
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	2
Uchucchacua, Silver	17,243	518	32,806	8,650
Uchucchacua, Lead	0	199	-214	925
Uchucchacua, Zinc	0	829	0	1,513
Tambomayo, Gold	1,073	1,488	4,764	5,578
Tambomayo, Silver	459	575	1,830	1,938
Tambomayo, Lead	249	358	1,112	969
Tambomayo, Zinc	211	606	2,274	1,591
La Zanja, Gold	609	282	3,073	533
La Zanja, Silver	18	17	139	41
El Brocal, Gold	269	216	908	607
El Brocal, Silver	387	944	1,949	3,574
El Brocal, Lead	59	185	388	627
El Brocal, Zinc	131	846	2,074	2,712
El Brocal, Copper	2,573	3,142	11,353	9,579
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	27,167	15,511	80,796	56,412

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 31
	2022	2021	2022	2021
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	14	-5	38
Julcani, Silver	466	1,256	1,962	4,598
Julcani, Lead	11	13	33	62
Julcani, Copper	5	3	18	9
Orcopampa, Gold	177	96	784	307
Orcopampa, Silver	0	0	13	4
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	1
Uchucchacua, Silver	1,538	808	3,375	20,541
Uchucchacua, Lead	3	79	10	1,696
Uchucchacua, Zinc	0	1,015	272	8,877
Tambomayo, Gold	1,560	2,696	6,558	7,851
Tambomayo, Silver	744	1,331	3,183	3,425
Tambomayo, Lead	326	621	1,455	1,438
Tambomayo, Zinc	959	4,211	12,241	7,869
La Zanja, Gold	93	21	305	117
La Zanja, Silver	5	1	32	15
El Brocal, Gold	3,079	1,748	8,639	5,897
El Brocal, Silver	4,049	5,165	16,374	22,548
El Brocal, Lead	492	833	2,820	3,279
El Brocal, Zinc	1,212	4,599	17,426	16,551
El Brocal, Copper	30,471	25,065	107,581	91,077
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	45,190	49,575	183,077	196,202

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2022	2021	2022	2021
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	1	1	3
Julcani, Silver	71	106	378	470
Julcani, Lead	2	1	7	6
Julcani, Copper	1	0	4	1
Orcopampa, Gold	113	166	557	399
Orcopampa, Silver	1	1	3	2
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	1
Uchucchacua, Silver	928	132	3,393	2,411
Uchucchacua, Lead	0	51	-22	258
Uchucchacua, Zinc	0	211	0	422
Tambomayo, Gold	471	905	2,447	3,036
Tambomayo, Silver	201	350	940	1,055
Tambomayo, Lead	109	217	571	527
Tambomayo, Zinc	92	368	1,168	866
La Zanja, Gold	45	44	171	115
La Zanja, Silver	1	3	8	9
El Brocal, Gold	193	128	525	353
El Brocal, Silver	277	558	1,128	2,079
El Brocal, Lead	42	109	225	365
El Brocal, Zinc	94	500	1,200	1,577
El Brocal, Copper	1,844	1,856	6,571	5,572
Non Mining Units	245	431	948	1,300
Consolidated Selling expenses	4,732	6,137	20,222	20,827

	JULCANI
				4Q 2022			4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4	7,391	182	-	75	7,652	79	7,878	83	-	18	8,059
Add:
Exploration Expenses (US$000)	1	1,783	44	-	18	1,846	17	1,650	17	-	4	1,688
Commercial Deductions (US$000)	0	466	11	-	5	482	14	1,256	13	-	3	1,286
Selling Expenses (US$000)	0	71	2	-	1	74	1.06	105.58	1.11	-	0.25	108
Cost Applicable to Sales (US$000)	5	9,712	239	-	99	10,054	110	10,890	115	-	25	11,141
Divide:
Volume Sold	4	605,128	138	-	17	Not Applicable	87	659,178	66	-	15	Not Applicable
CAS	1,355	16.05	1,738	-	5,889	Not Applicable	1,274	16.52	1,744	-	1,720	Not Applicable

	ORCOPAMPA
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,777	76	-	-	-	13,853	15,680	67	-	-	-	15,747
Add:					-
Exploration Expenses (US$000)	2,030	11	-	-	-	2,041	3,604	15	-	-	-	3,619
Commercial Deductions (US$000)	177	0	-	-	-	177	96	0	-	-	-	96
Selling Expenses (US$000)	113	1	-	-	-	114	166	1	-	-	-	167
Cost Applicable to Sales (US$000)	16,097	88	-	-	-	16,185	19,546	84	-	-	-	19,630
Divide:
Volume Sold	17,514	7,461	-	-	-	Not Applicable	19,106	6,460	-	-	-	Not Applicable
CAS	919	11.77	-	-	-	Not Applicable	1,023	12.97	-	-	-	Not Applicable

	UCHUCCHACUA
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	-21	-8	-34	-	-63
Add:
Exploration Expenses (US$000)	-	17,243	-	-	-	17,243	-	518	199	829	-	1,546
Commercial Deductions (US$000)	-	1,538	3	-	-	1,541	-0	808	79	1,015	-	1,902
Selling Expenses (US$000)	-	928	-	-	-	928	-	132	51	211	-	393
Cost Applicable to Sales (US$000)	-	19,709	3	-	-	19,712	-0	1,437	321	2,021	-	3,778
Divide:
Volume Sold	-	152,471	-	-	-	Not Applicable	-	95,215	110	378	-	Not Applicable
CAS	-	129.27	-	-	-	No Applicable	-	15.09	2,914	5,347	-	No Applicable

	TAMBOMAYO
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,313	3,984	2,157	1,828	-	17,282	11,676	4,512	2,807	4,756.49	-	23,752
Add:
Exploration Expenses (US$000)	1,073	459	249	211	-	1,991	1,488	575	358	606	-	3,026
Commercial Deductions (US$000)	1,560	744	326	959	-	3,589	2,696	1,331	621	4,211	-	8,858
Selling Expenses (US$000)	471	201	109	92	-	874	905	350	217	368	-	1,840
Cost Applicable to Sales (US$000)	12,417	5,389	2,841	3,090	-	23,737	16,764	6,767	4,003	9,942	-	37,476
Divide:
Volume Sold	10,999	402,538	2,126	2,038	-	Not Applicable	16,386	510,196	2,848	3,440	-	Not Applicable
CAS	1,129	13.39	1,337	1,516	-	No Applicable	1,023	13.26	1,406	2,890	-	Not Applicable

	LA ZANJA
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,695	506	-	-	-	17,202	13,756	855	-	-	-	14,610
Add:
Exploration Expenses (US$000)	609	18	-	-	-	627	282	17	-	-	-	299
Commercial Deductions (US$000)	93	5	-	-	-	98	21	1	-	-	-	22
Selling Expenses (US$000)	45	1	-	-	-	46	44	3	-	-	-	47
Cost Applicable to Sales (US$000)	17,442	531	-	-	-	17,973	14,102	876	-	-	-	14,978
Divide:
Volume Sold	10,576	24,707	-	-	-	Not Applicable	8,468	40,394	-	-	-	Not Applicable
CAS	1,649	21.49	-	-	-	Not Applicable	1,665	21.69	-	-	-	Not Applicable

	BROCAL
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,815	8,364	1,270	2,841	55,622	73,912	2,937	12,816	2,511	11,492	42,658	72,414
Add:
Exploration Expenses (US$000)	269	387	59	131	2,573	3,419	216	944	185	846	3,142	5,333
Commercial Deductions (US$000)	3,079	4,049	492	1,212	30,471	39,302	1,748	5,165	833	4,599	25,065	37,411
Selling Expenses (US$000)	193	277	42	94	1,844	2,451	128	558	109	500	1,856	3,151
Cost Applicable to Sales (US$000)	9,356	13,078	1,862	4,279	90,510	119,084	5,029	19,483	3,639	17,437	72,721	118,309
Divide:
Volume Sold	5,492	712,041	1,036	3,311	13,772	Not Applicable	3,513	1,212,618	2,201	6,907	9,793	Not Applicable
CAS	1,704	18.37	1,798	1,292	6,572	Not Applicable	1,432	16.07	1,654	2,524	7,426	Not Applicable

	NON MINING COMPANIES
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-2,300	-	-	-	-	-	3,490
Add:
Selling Expenses (US$000)	-	-	-	-	-	245	-	-	-	-	-	431
Total (US$000)	-	-	-	-	-	-2,055	-	-	-	-	-	3,921

	BUENAVENTURA CONSOLIDATED
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	45,605	20,322	3,609	4,669	55,697	127,602	44,129	26,107	5,393	16,214	42,676	138,010
Add:
Exploration Expenses (US$000)	3,981	19,902	351	342	2,591	27,167	5,606	3,720	759	2,281	3,145	15,511
Commercial Deductions (US$000)	4,909	6,802	832	2,172	30,475	45,190	4,573	8,562	1,547	9,825	25,068	49,575
Selling Expenses (US$000)	822	1,480	153	187	1,845	4,732	1,244	1,148	378	1,079	1,856	6,137
Cost Applicable to Sales (US$000)	55,316	48,506	4,945	7,369	90,608	204,691	55,552	39,537	8,077	29,400	72,746	209,233
Divide:
Volume Sold	44,584	1,904,345	3,299	5,349	13,789	Not Applicable	47,560	2,524,061	5,224	10,726	9,807	Not Applicable
CAS	1,241	25.47	1,499	1,378	6,571	Not Applicable	1,168	15.66	1,546	2,741	7,418	Not Applicable

	COIMOLACHE
				4Q 2022						4Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	35,781	1,480	-	-	-	37,261	24,118	1,541	-	-	-	25,659
Add:
Exploration Expenses (US$000)	2,807	116	-	-	-	2,923	2,501	160	-	-	-	2,661
Commercial Deductions (US$000)	406	95	-	-	-	501	108	7	-	-	-	115
Selling Expenses (US$000)	289	12	-	-	-	301	233	15	-	-	-	248
Cost Applicable to Sales (US$000)	39,283	1,703	-	-	-	40,986	26,960	1,723	-	-	-	28,683
Divide:
Volume Sold	23,442	76,077	-	-	-	Not Applicable	23,515	115,780	-	-	-	Not Applicable
CAS	1,676	22.39	-	-	-	Not Applicable	1,147	14.88	-	-	-	Not Applicable

	JULCANI
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	82	28,287	488	-	285	29,142	182	29,726	406	-	69	30,383
Add:
Exploration Expenses (US$000)	18.9	6,549	113	-	66	6,747	37	5,975	82	-	14	6,107
Commercial Deductions (US$000)	-5	1,962	33	-	18	2,008	38	4,598	62	-	9	4,708
Selling Expenses (US$000)	1.09	378	7	-	4	389	3	470	6	-	1	480
Cost Applicable to Sales (US$000)	96.620	37,177	640	-	373	38,286	260	40,769	556	-	93	41,678
Divide:
Volume Sold	82	2,498,142	433	-	65	Not Applicable	206	2,427,685	352	-	61	Not Applicable
CAS	1,175	14.88	1,480	-	5,760	Not Applicable	1,262	16.79	1,579	-	1,523	Not Applicable

	ORCOPAMPA
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	55,004	309	-	-	-	55,313	53,130	213	-	-	-	53,343
Add:
Exploration Expenses (US$000)	11,529	65	-	-	-	11,594	11,420	46	-	-	-	11,466
Commercial Deductions (US$000)	784	13	-	-	-	797	307	4	-	-	-	311
Selling Expenses (US$000)	557	3	-	-	-	560	399	2	-	-	-	401
Cost Applicable to Sales (US$000)	67,874	391	-	-	-	68,264	65,257	264	-	-	-	65,521
Divide:
Volume Sold	74,354	34,516	-	-	-	Not Applicable	50,068	14,565	-	-	-	Not Applicable
CAS	913	11.32	-	-	-	Not Applicable	1,303	18.14	-	-	-	Not Applicable

	UCHUCCHACUA
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	14	63,326	6,771	11,076	-	81,187
Add:
Exploration Expenses (US$000)	-	32,806	-214	-	-	32,592	2	8,650	925	1,513	-	11,090
Commercial Deductions (US$000)	-	3,375	10	272	-	3,657	1	20,541	1,696	8,877	-	31,114
Selling Expenses (US$000)	-	3,393	-22	-	-	3,371	1	2,411	258	422	-	3,091
Cost Applicable to Sales (US$000)	-	39,575	-227	272	-	39,620	18	94,928	9,649	21,887	-	126,482
Divide:
Volume Sold	-	461,315	18	-	-	Not Applicable	5	3,458,368	4,135	5,045	-	Not Applicable
CAS	-	85.79	-	-	-	Not Applicable	3,279	27.45	2,333	4,338	-	Not Applicable

	TAMBOMAYO
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34,865	13,391	8,141	16,638	-	73,035	43,944	15,270	7,632	12,536	-	79,382
Add:
Exploration Expenses (US$000)	4,764	1,830	1,112	2,274	-	9,980	5,578	1,938	969	1,591	-	10,076
Commercial Deductions (US$000)	6,558	3,183	1,455	12,241	-	23,436	7,851	3,425	1,438	7,869	-	20,583
Selling Expenses (US$000)	2,447	940	571	1,168	-	5,126	3,036	1,055	527	866	-	5,485
Cost Applicable to Sales (US$000)	48,634	19,344	11,280	32,320	-	111,578	60,410	21,688	10,566	22,862	-	115,526
Divide:
Volume Sold	48,247	1,598,004	9,479	11,054	-	Not Applicable	63,611	1,593,040	8,675	10,195	-	Not Applicable
CAS	1,008	12.11	1,190	2,924	-	Not Applicable	950	13.61	1,218	2,243	-	Not Applicable

	LA ZANJA
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	49,923	2,251	-	-	-	52,174	36,552	2,833	-	-	-	39,384
Add:
Exploration Expenses (US$000)	3,073	139	-	-	-	3,212	533	41	-	-	-	574
Commercial Deductions (US$000)	305	32	-	-	-	337	117	15	-	-	-	132
Selling Expenses (US$000)	171	8	-	-	-	179	115	9	-	-	-	124
Cost Applicable to Sales (US$000)	53,472	2,429	-	-	-	55,902	37,316	2,898	-	-	-	40,214
Divide:
Volume Sold	29,376	109,944	-	-	-	Not Applicable	21,990	120,750	-	-	-	Not Applicable
CAS	1,820	22.10	-	-	-	Not Applicable	1,697	24.00	-	-	-	Not Applicable

	BROCAL
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,874	29,785	5,930	31,697	173,513	254,798	8,289	48,801	8,568	37,032	130,804	233,494
Add:
Exploration Expenses (US$000)	908	1,949	388	2,074	11,353	16,671	607	3,574	627	2,712	9,579	17,099
Commercial Deductions (US$000)	8,639	16,374	2,820	17,426	107,581	152,841	5,897	22,548	3,279	16,551	91,077	139,354
Selling Expenses (US$000)	525	1,128	225	1,200	6,571	9,649	353	2,079	365	1,577	5,572	9,946
Cost Applicable to Sales (US$000)	23,946	49,236	9,362	52,397	299,018	433,959	15,146	77,002	12,840	57,872	237,032	399,893
Divide:
Volume Sold	16,217	2,857,792	5,914	19,166	45,211	Not Applicable	12,076	5,017,482	9,497	29,882	35,954	Not Applicable
CAS	1,477	17.23	1,583	2,734	6,614	Not Applicable	1,254	15.35	1,352	1,937	6,593	Not Applicable

	NON MINING COMPANIES
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	642	-	-	-	-	-	13,827
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	948	-	-	-	-	-	1,300
Total (US$000)	-	-	-	-	-	1,590	-	-	-	-	-	15,127

	BUENAVENTURA CONSOLIDATED
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	153,747	74,023	14,559	48,335	173,798	465,105	142,111	160,169	23,377	60,644	130,872	531,000
Add:
Exploration Expenses (US$000)	20,293	43,337	1,399	4,347	11,419	80,796	18,176	20,224	2,603	5,816	9,593	56,412
Commercial Deductions (US$000)	16,281	24,941	4,317	29,939	107,599	183,077	14,212	51,131	6,475	33,297	91,087	196,202
Selling Expenses (US$000)	3,702	5,849	780	2,368	6,575	20,222	3,907	6,025	1,157	2,865	5,573	20,827
Cost Applicable to Sales (US$000)	194,023	148,151	21,056	84,989	299,390	749,200	178,407	237,549	33,611	102,622	237,125	804,441
Divide:
Volume Sold	168,276	7,559,712	15,843	30,220	45,276	Not Applicable	147,956	12,631,890	22,659	45,122	36,015	Not Applicable
CAS	1,153	19.60	1,329	2,812	6,613	Not Applicable	1,206	18.81	1,483	2,274	6,584	Not Applicable

	COIMOLACHE
				FY 2022						FY 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	109,462	5,051	-	-	-	114,513	97,621	8,467	-	-	-	106,088
Add:
Exploration Expenses (US$000)	8,571	396	-	-	-	8,967	5,697	494	-	-	-	6,191
Commercial Deductions (US$000)	842	135	-	-	-	978	783	119	-	-	-	902
Selling Expenses (US$000)	973	45	-	-	-	1,018	1,025	89	-	-	-	1,114
Cost Applicable to Sales (US$000)	119,849	5,627	-	-	-	125,476	105,126	9,168	-	-	-	114,295
Divide:
Volume Sold	86,010	335,598	-	-	-	Not Applicable	112,316	679,656	-	-	-	Not Applicable
CAS	1,393	16.77	-	-	-	Not Applicable	936	13.49	-	-	-	Not Applicable

APPENDIX 6: All-in Sustaining Cost

All-in Sustaining Cost for 4Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q22		4Q22		4Q22		4Q22
Au Ounces Sold Net		28,517		10,576		23,442		48,491

	4Q22		4Q22		4Q22		4Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	40,051	1,404	12,783	1,209	37,261	1,590	67,774	1,398
Exploration in Operating Units	23,121	811	626	59	2,923	125	24,919	514
Royalties	2,599	91	0	0	0	0	2,599	54
Comercial Deductions[3]	5,790	203	98	9	501	21	6,088	126
Selling Expenses	1,859	65	46	4	301	13	2,026	42
Administrative Expenses	7,368	258	1,050	99	1,459	62	9,003	186
Other, net	3,647	128	7,661	724	-157	-7	11,245	232
Sustaining Capex[4]	2,341	82	495	47	2,186	93	3,712	77

By-product Credit	-31,041	-1,089	-568	-54	-1,684	-72	-32,285	-666

All-in Sustaining Cost	55,734	1,954	22,191	2,098	42,790	1,825	95,082	1,961

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Buenaventura
All-in Sustaining Cost for 4Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q21		4Q21		4Q21		4Q21
Au Ounces Sold BVN
Au Ounces Sold Net		35,578		8,468		23,515		53,475

	4Q21		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	49,638	1,395	15,163	1,791	25,659	1,091	75,089	1,404
Exploration in Operating Units	9,880	278	299	35	2,661	113	11,246	210
Royalties	2,593	73	0	0	0	0	2,593	48
Comercial Deductions[3]	12,142	341	22	3	115	5	12,210	228
Selling Expenses	2,650	74	47	6	248	11	2,796	52
Administrative Expenses	10,167	286	756	89	792	34	11,241	210
Other, net	7,085	199	-153	-18	-604	-26	6,690	125
Sustaining Capex[4]	4,949	139	331	39	8,097	344	8,526	159

By-product Credit	-46,843	-1,317	-935	-110	-2,685	-114	-48,854	-914

All-in Sustaining Cost	52,262	1,469	15,530	1,834	34,282	1,458	81,537	1,525

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for FY22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY22		FY22		FY22		FY22
Au Ounces Sold Net		122,683		29,376		86,010		186,545

	FY22		FY22		FY22		FY22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	164,537	1,341	49,903	1,699	114,513	1,331	260,354	1,396
Exploration in Operating Units	60,913	497	3,212	109	8,967	104	67,720	363
Royalties	11,054	90	0	0	0	0	11,054	59
Comercial Deductions[3]	29,899	244	337	11	977.8	11	30,628	164
Selling Expenses	9,709	79	179	6	1,018	12	10,296	55
Administrative Expenses	38,791	316	3,061	104	4,139	48	43,512	233
Other, net	5,093	42	7,374	251	162	2	12,532	67
Sustaining Capex[4]	8,163	67	1,343	46	14,559	169	15,343	82

By-product Credit	-154,428	-1,259	-2,354	-80	-7,060	-82	-159,613	-856

All-in Sustaining Cost	173,730	1,416	63,055	2,146	137,276	1,596	291,826	1,564

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for FY21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY21		FY21		FY21		FY21

Au Ounces Sold Net		113,891		21,990		112,316		180,914

	FY21		FY21		FY21		FY21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	265,392	2,330	46,531	2,116	106,088	945	354,459	1,959
Exploration in Operating Units	38,739	340	575	26	6,191	55	41,796	231
Royalties	6,970	61	0	0	0	0	6,970	39
Comercial Deductions[3]	56,716	498	111	5	902	8	57,188	316
Selling Expenses	10,104	89	124	6	1,114	10	10,675	59
Administrative Expenses	39,779	349	2,932	133	3,718	33	44,202	244
Other, net	14,232	125	44	2	16	0	14,282	79
Sustaining Capex[4]	11,946	105	990	45	21,058	187	21,379	118

By-product Credit	-263,885	-2,317	-2,986	-136	-17,319	-154	-273,816	-1,514

All-in Sustaining Cost	179,993	1,580	48,320	2,197	121,767	1,084	277,136	1,532

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of financial position
As of December 31, 2022 and 2021

	2022		2021
Assets	US$(000)		US$(000)
Current assets
Cash and cash equivalents	253,918		376,999
Trade and other receivables	221,899		240,432
Inventories	88,345		86,264
Income tax credit	28,046		15,456
Prepaid expenses	19,333		20,394
Hedge derivative financial instruments	8,839		-
	620,380	#	739,545

Non-current assets
Trade and other receivables	673,627		635,832
Inventories	-		12,802
Investments in associates and joint venture	1,520,977		1,422,295
Property, plant, equipment and development costs	1,535,195		1,537,870
Deferred income tax asset	106,170		164,351
Prepaid expenses	23,033		23,920
Other non-financial assets	23,845		25,196
	3,882,847		3,822,266
Total assets	4,503,227		4,561,811

Liabilities and equity
Current liabilities
Bank loans	-		50,000
Trade and other payables	247,989		259,641
Provisions	94,171		81,039
Income tax payable	2,366		3,026
Financial obligations	35,071		179,417
Hedge derivative financial instruments	-		6,976
	379,597		580,099
Liabilities directly associated with the held for sale assets	-		264,838
	379,597		844,937
Non-current liabilities
Trade and other payables	3,553		3,037
Provisions	204,347		232,288
Financial obligations	703,463		878,558
Contingent consideration liability	16,905		17,718
Deferred income tax liabilities	32,421		46,742
	960,689		1,178,343

Total liabilities	1,340,286		2,023,280

Equity
Capital stock	750,497		750,497
Investment shares	791		791
Additional paid-in capital	218,450		218,450
Legal reserve	163,270		163,270
Other reserves	31,897		269
Other reserves of equity	2,184		(4,477)
Retained earnings	1,841,761		1,239,526
Shareholders’ equity attributable to owners of the parent	3,008,850		2,368,326
Non-controlling interest	154,091		170,205
Total equity	3,162,941		2,538,531
Total liabilities and equity	4,503,227		4,561,811

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of profit or loss
For the three-month and twelve-month period ended December 31, 2022 and 2021

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2022	2021	2022	2021
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	234,668	238,528	801,199	863,470
Sales of services	11,694	11,194	22,222	21,052
Royalty income	-	3,623	1,381	15,928
Total operating income	246,362	253,345	824,802	900,450

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(126,501)	(137,637)	(461,942)	(529,731)
Unabsorbed cost due to production stoppage	(8,145)	(25,509)	(23,058)	(25,509)
Cost of sales of services, excluding depreciation and amortization	(1,101)	(373)	(3,163)	(1,269)
Depreciation and amortization	(45,250)	(47,101)	(176,781)	(187,211)
Exploration in operating units	(27,167)	(15,511)	(80,796)	(56,412)
Mining royalties	(4,349)	(4,655)	(17,733)	(12,974)
Total costs of sales	(212,513)	(230,786)	(763,473)	(813,106)
Gross profit	33,849	22,559	61,329	87,344

Operating income (expenses)
Administrative expenses	(17,286)	(18,884)	(67,728)	(67,585)
Selling expenses	(4,732)	(6,137)	(20,222)	(20,827)
Exploration in non-operating areas	(3,186)	(4,042)	(14,252)	(11,270)
Reversal (provision) of contingents	870	(2,971)	(2,935)	(2,687)
Impairment recovery (loss) of long-lived assets	19,874	(14,910)	19,874	(14,910)
Write –off of stripping activity asset	-	-	-	(6,763)
Other, net	(16,402)	(24,944)	(15,085)	(29,260)
Total operating income (expenses)	(20,862)	(71,888)	(100,348)	(153,302)

Operating profit (loss)	12,987	(49,329)	(39,019)	(65,958)

Share in the results of associates and joint venture	58,121	74,001	176,270	240,450
Foreign currency exchange difference	29,957	22,175	26,871	(18,686)
Finance income	2,882	4,759	14,443	5,952
Finance costs	(12,044)	(12,069)	(54,136)	(60,629)
Profit (loss) before income tax	91,903	39,537	124,429	101,129

Current income tax	(7,210)	(3,106)	(15,633)	(20,375)
Deferred income tax	(14,657)	42,521	15,592	44,046
	(21,867)	39,415	(41)	23,671
Profit (loss) from continuing operations	70,036	78,952	124,388	124,800

Discontinued operations
Profit (loss) from discontinued operations attributable to equity holders of the parent	(1,322)	(301,212)	478,547	(387,604)
Net profit (loss)	68,714	(222,260)	602,935	(262,804)

Profit (loss) attributable to:
Owners of the parent	67,453	(224,782)	602,550	(264,075)
Non-controlling interest	1,261	2,522	385	1,271
	68,714	(222,260)	602,935	(262,804)

Basic and diluted profit (loss) per share stated in U.S. dollars	0.27	(0.89)	2.37	(1.04)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of cash flows
For the three-month and twelve-month period ended December 31, 2022 and 2021

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows of operating activities
Proceeds from sales of goods and services	174,221	239,471	809,668	945,631
Dividends received from associates	49,763	101,931	79,140	148,411
Recovery of taxes	5,958	3,526	32,793	28,191
Royalty received	-	3,096	5,183	17,074
Interest received	1,333	63	2,915	207
Dividends received from other investments	-	301	-	3,350
Proceeds from insurance claim	-	2,358	-	2,358
Payments to suppliers and third-parties, and other net	(139,438)	(159,732)	(580,468)	(608,689)
Payments to and for employees	(29,978)	(34,434)	(123,903)	(125,773)
Income tax and royalties paid to the Peruvian State	(7,336)	(9,240)	(82,637)	(34,157)
Short-term and low value lease payments	(11,655)	(10,215)	(41,352)	(35,985)
Interest paid	(2,272)	(3,849)	(41,132)	(14,504)
Payment of royalties to third parties	(2,598)	(2,593)	(11,053)	(6,970)
Payments for tax litigation	(7,488)	-	(7,488)	(552,639)

Net cash and cash equivalents from (used in) operating activities	30,510	130,683	41,666	(233,495)

Cash flows of investing activities
Collection for sale of participation in Yanacocha	-	-	300,000	-
Collection for purchase of La Zanja shares	-	-	45,000	-
Proceeds from sales of property, plant and equipment	1,871	260	13,116	739
Proceeds from sale of investments	-	-	1,577	-
Proceeds from sale of investments in subsidiaries	-	-	-	3,640
Payments for acquisition of property, plant and equipment	(58,768)	(32,109)	(151,973)	(90,309)
Acquisition of investment in associate	-	-	(1,677)	-
Payments for acquisitions of other assets	(137)	(67)	(290)	(357)

Net cash flows from (used in) investing activities	(57,034)	(31,916)	205,753	(86,287)

Cash flows of financing activities
Decrease (increase) of restricted time deposits	-	(125)	29,117	(29,242)
Senior notes bonds issued, net of issuance costs	-	(796)	-	539,300
Proceeds from bank loans	-	-	-	50,000
Payments of financial obligations	(7,083)	(5,397)	(323,057)	(21,585)
Proceeds from bank loans	-	-	(50,000)	(65,793)
Dividends paid to controlling interest	-	-	(18,542)	-
Lease payments	(1,567)	(2,361)	(4,638)	(5,205)
Dividends paid to non-controlling interest	-	(920)	(2,647)	(6,160)
Decrease (increase) of bank accounts in trust	1,126	(39)	(733)	17
Net cash and cash equivalents from (used in) in financing activities	(7,524)	(9,638)	(370,500)	461,332

Increase (decrease) in cash and cash equivalents during the period, net	(34,048)	89,129	(123,081)	141,550
Cash and cash equivalents at beginning of period	287,966	287,870	376,999	235,449

Cash and cash equivalents at period-end	253,918	376,999	253,918	376,999

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	68,714	(222,260)	602,935	(262,804)

Plus (less):
Share in the results of associates and joint venture	(58,121)	(74,001)	(176,270)	(240,450)
Deferred income tax (continued operations)	14,657	(42,521)	(15,592)	(44,046)
Exchange difference	(29,957)	(22,175)	(26,871)	18,686
Recovery (expense) for provision for contingents	(870)	2,971	2,935	2,687
Write –off of stripping activity asset	-	-	-	6,763
Depreciation and amortization in cost of sales	45,250	47,101	176,781	187,211
Impairment recovery (loss) of long-lived assets	(19,874)	14,910	(19,874)	14,910
Provision for estimated fair value of sales	(26,386)	(10,708)	(6,648)	3,831
Write-off mineral	11,377	-	11,377	-
Workers´ participation provision	762	(382)	1,033	1,653
Bonus provision - executives & employes	3,856	6,763	15,820	15,519
Changes in provision for environmental liabilities	(228)	15,533	(228)	15,533
Changes in provisions for exploration projects	12,833	2,030	13,631	2,030
Non - cash discontinued operations	782	303,158	(523,750)	387,165
Other minor	14,442	7,152	5,688	21,950

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(55,235)	(22,103)	27,717	25,724
Inventories	5,735	(210)	276	2,241
Income tax credit	13,282	(5,023)	6,153	4,381
Prepaid expenses	(11,193)	(11,582)	1,948	6,201

Increase (decrease) in operating liabilities -
Trade and other accounts payable	83,919	45,863	(29,421)	11,469
Provisions	(4,057)	(7,525)	(14,989)	(13,135)
Income tax payable	(81,453)	1,460	(82,637)	(136)

Payments for tax litigation	(7,488)	-	(7,488)	(552,639)
Proceeds from dividends in associates	49,763	102,232	79,140	151,761

Net cash and cash equivalents provided by operating activities	30,510	130,683	41,666	(233,495)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 28, 2023